 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Shea, Barry (Last) (First) (Middle) 2291 Memorial Drive (Street) Danville, VA 24541 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Dan River Inc. DRF 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/24/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Executive Vice President - Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Class A Common Stock, par value $.01	04/24/2003		F		997	D	$3.75	25,253	D
								$10,000	I	By Wife(1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of all securities held by his wife, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

By:	Date:
/s/ Barry F Shea/ by H L Goodrich per power of att'y	04/28/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Shea, Barry (Last) (First) (Middle) 2291 Memorial Drive (Street) Danville, VA 24541 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Dan River Inc. DRF	Statement for (Month/Day/Year) 04/24/2003

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a director and (or)
officer of Dan River Inc., a Georgia corporation (the "Company") does hereby nominate, constitute and appoint Harry L. Goodrich, Barry F. Shea and Denise
Laussade, and each of them, his/her true and lawful attorney and agent to do any and all acts and things and execute and file any and all instruments which said attorney and agent may deem necessary or advisable to enable the undersigned (in his/her individual capacity or in a fiduciary or any other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership of changes in beneficial ownership of securities of the
Company that the undersigned (in his/her individual capacity or in a fiduciary or any other capacity) may be required to file pursuant to Section 16(a) of the
Act, including specifically, but without limitation, full power and authority to sign the undersigned's name, in his/her individual capacity or in a fiduciary or any other capacity, to any report or statement on Form 3, Form 4 or Form 5 or to any amendment thereto, or any form or forms adopted by the Securities and
Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming that said attorney and agent shall do or cause to be done by virtue thereof.

This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and (or) officer of the Company and remain in effect thereafter for so long as the undersigned (in his individual capacity or in a fiduciary or any other capacity) has any obligation under
Section 16 of the Act with respect to securities of the Company.

IN WITNESS WHEREOF, I have hereunto set my hand this 27th day of August, 2002.

                                        /s/ Barry F. Shea
                                        -------------------------------------
                                        Barry F. Shea